Bryan J. Pechersky

Senior Vice President, General Counsel and Secretary

Harte-Hanks, Inc.

200 Concord Plaza Drive, Suite 800

San Antonio, TX 78216

Phone: (210) 829-9135

Fax: (210) 829-9139

E-mail: bryan_pechersky@harte-hanks.com

Mr. Ajay Koduri

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3720

Washington, D.C. 20549

Re:	Harte-Hanks, Inc.

SEC Comment Letter dated November 18, 2009

File No. 001-07120

Dear Mr. Koduri:

As discussed in our telephone conversation on November 20, 2009, Harte-Hanks, Inc. (“Harte-Hanks”) respectfully requests an additional 10 business days (i.e., until December 17, 2009) to respond to the comment letter referenced above. Harte-Hanks is requesting this extension to provide an opportunity to review and discuss the comment letter with our management and Compensation Committee and to properly formulate a response. Thank you for your consideration of our request.

Sincerely,

/s/ Bryan J. Pechersky

Bryan J. Pechersky,
Senior Vice President, General Counsel and Secretary